Exhibit 99.4

LETTER TO DEALERS

January 25, 2017

Announcement: Arctic Cat to be Acquired by Textron Inc.

To Our Valued Dealers,

Arctic Cat announced today that we have entered into an agreement to be acquired by Textron Inc. The acquisition of Arctic Cat by Textron presents increased opportunities to leverage our combined scale, accelerate growth and enhance product innovation in ways that will benefit you and our consumers.

As you are aware, we have been implementing a strategy to position the company for renewed growth, while navigating extremely challenging conditions in the competitive powersports market. Our strategic initiatives have centered on developing innovative new products, enhancing and supporting our dealer network, pursuing strategic partnerships and creating a brand marketing powerhouse. We will continue to focus on these strategies and look forward to updating you on our progress at the upcoming dealer meeting in the Twin Cities.

Arctic Cat will become part of Textron Specialized Vehicles, maintaining its iconic Arctic Cat brand, as well as its current manufacturing, distribution and operational facilities, with a focus on growing the business.

The combination of Arctic Cat and Textron’s Specialized Vehicle business is a good strategic fit. We have complementary product portfolios of recreational, utility and specialized vehicles. Included in Textron’s portfolio of powersports products and specialized vehicles are its Stampede, E-Z-GO, Cushman and Textron Off Road brands. Our combined businesses will be well positioned to be a powersports industry leader offering you a wider product line-up, and allowing for more aggressive investment in product development, marketing and customer service.

The announcement today is a major milestone and will be followed by regulatory reviews and approvals. Until the transaction closes, which is expected to take place by the end of March, Arctic Cat will continue to operate as a separate, standalone company in the marketplace. Therefore, until the acquisition officially closes, we will conduct business as usual at Arctic Cat.

We recognize that you may have additional questions and we are committed to keeping you informed throughout the process. For more information, please see the attached news release that was issued this morning.

We are excited about the opportunities this transaction will bring for you and Arctic Cat, and we are confident in the accelerated growth and success that you will enjoy as part of a larger, diversified business. Thank you for your commitment to making our company a beloved brand in the powersports market.

Sincerely,

Christopher Metz

President & CEO

The tender offer described in this communication has not yet commenced. Neither this communication nor any information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any shares or any other securities of Arctic Cat Inc. (“Arctic Cat”). On the commencement date of the tender offer, Aces Acquisition Corp. and Textron Inc. will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Arctic Cat will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the tender offer, each as may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. These materials will be made available free of charge on the “Investor Relations” section of Arctic Cat’s website at www.arcticcat.com when available. In addition, all of these materials (and all other materials filed by Arctic Cat with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed by Arctic Cat with the SEC by contacting Investor Relations/CFO at Arctic Cat Inc., 500 North 3rd Street, Minneapolis, MN 55401; telephone number (612) 350-1791.